EXHIBIT 2

Form 51-102F1

Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2006 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and related notes contained in the report.  The date of this management’s discussion and analysis is March 6, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31,(audited)
	2006	2005	2004
Total revenues	$126,882	$40,434	$168,823
General and administrative expenses	$1,510,665	$1,328,008	$1,381,717
Mineral property costs	3,310,465	1,114,827	1,387,730
Income (loss) before extraordinary items - In total - Basic and diluted loss per share	(1,510,665) (0.04)	(1,328,008) (0.04)	(1,381,717) (0.05)
Net income (loss) before income taxes - In total - Basic and diluted loss per share	(1,772,633) (0.05)	(1,368,370) (0.04)	(2,018,689) (0.08)
Totals assets	12,347,101	9,431,704	10,442,657
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Total revenues	$44,728	$10,987	$67,509	$3,658	$25,065	$6,865	$4,933	$3,571
Net loss – before tax	717,993	599,310	195,838	259,492	373,741	398,061	290,184	306,384
Net loss per share	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	12,347,101	10,694,202	11,137,711	9,406,647	9,431,704	9,652,159	9,792,836	10,072,692

Results of operations

The year ended December 31, 2006 resulted in a net loss of $1,772,633 which compares with a loss of $1,368,370 for the same period in 2005.  General and administrative expenses for the year ended December 31, 2006 were $1,510,665, an increase of $182,657 over the same period in 2005. Consulting fees of $207,651 were recorded as compared to $304,998 during the previous year.   The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $83,835 for the period ended December 31, 2006 compared to $214,799 for the previous year.  The stock compensation expense has been allocated by expense category on the income statement. Wages of $466,743 were significantly higher than the previous year amount of $95,733 principally due to the inclusion of $222,060 relating to the accrual/allotment of performance shares.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $85,884 were realized on the sale of investments in 2006 as compared to $Nil over the same period in 2005.   Interest income of $40,998 was also earned in 2006 as compared to $39,476 in the previous year as the Company had almost the same amount of funds on deposit.

During the year ended December 31, 2006, the Company incurred mineral property deferred exploration costs of $3,405,654.  Of the deferred exploration costs, $19,266 relates to the minimum holding costs, $702,054 was incurred to review and update previous engineering and resource work and $1,478,828 was incurred for drilling on the Almaden project in Idaho. $964,957 was incurred on the Golden Summit project in Alaska of which $531,909 was for bulk sampling. $33,049 was spent on the Rob project in Alaska. Mineral property acquisition costs of $203,997 were also incurred which included $19,922 for the Almaden Idaho project, $25,425 for the Rob Alaska project and $78,650 for the Golden Summit Alaska project. The Company also received $30,000  and 253,586 shares at a value of $100,000 from Pacific North West Capital Corp. as part of the Union Bay agreement. During the year, the Company terminated the Duke, B.C. property agreement and the associated costs of $332,806 were written off. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $65,000 and issuing 50,000 shares with a deemed value of $15,000. $190,697 in exploration expenditures was spent on the Grew Creek project during the year with $169,186 being received as a mineral tax credit from the Yukon government relating to exploration expenditures incurred in the prior year.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $200,065 for the period ended December 31, 2006, an increase of $23,823 over the same period in 2005.

Three months ending December 31, 2006

The quarter ended December 31, 2006 resulted in a loss from operations of $717,993 which was higher than the loss of $373,741 incurred in the comparative quarter.  Most of the increase can be attributed to the accounting of $222,060 for the allotment/accrual of performance shares that were recorded in wages.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD & A.

Cash flows from financing and borrowing activities during the quarter were $1,610,500.  The source of cash during the quarter was from the completion of a 1,111,111 unit private placement for gross proceeds of $500,000, the borrowing of a $1,000,000 short term loan and $110,500 from the exercise of stock options.

Liquidity and capital resources

At December 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was a deficit of  $805,360 compared with a surplus of $689,794 at December 31, 2005.  During 2006, 8,146,542 shares were issued for gross proceeds of $2,737,401. 453,750 options were also exercised for proceeds of $153,125.

The Company has a portfolio of investments with a book value of $232,219 and a market value of $368,160 as at December 31, 2006. The investments consist of 553,986 shares of Pacific North West Capital Corp. and 206,500 shares of CanAlaska Uranium Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company had 40,262,882  issued and outstanding shares at December 31, 2006.

Contractual commitments

The Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on June 30, 2010.

Fiscal year ended Dec. 31,	2007	2008	2009	2010	2011	Thereafter

Office lease	$39,679	$39,679	$39,679	$19,840	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

There are no changes in significant accounting policies.

Auditors

The Company’s auditors for the year ended December 31, 2005, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2006.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at December 31, 2006, there were 40,262,882 outstanding common shares compared to 31,562,590 outstanding shares at December 31, 2005.  The increase reflects the issuance of 50,000 performance shares, 8,600,292 shares for cash, and 50,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 8e to the consolidated financial statements to December 31, 2006.

Related party transactions

A total of $107,602 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the year ended December 31, 2006.   An amount of $36,681 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the year ended December 31, 2006.  A total of $28,231 was paid to a company controlled by Taryn Downing, the Corporate Secretary of the Company, for Corporate secretarial services during the year ended December 31, 2006.   A total of $28,831 was paid to a company controlled by Gord Steblin, the Chief Financial Officer (CFO) of the Company for accounting services during the year ended December 31, 2006.   A total of $73,042 was paid to a company controlled by Kristina Walcott. 50,000 performance shares with a value of $19,000 were issued and 82,500 performance shares with a value of $43,523 were allotted/accrued to Kristina Walcott, the Vice-President of Business Development.  A total 427,272 performance shares with a value of $177,227 were allotted/accrued to Steve Manz, the President & Chief Executive Officer (CEO). A total 106,666 performance shares with a value of $44,833 were allotted/accrued to Michael Gross, the Vice-President of Exploration.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending December 31, 2006.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended December 31, 2006 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

The Company ended December 31, 2006 with a working capital deficit of $805,360.  Subsequent to year end, the Company raised $2,805,000 from private placements and realized $130,258 from the sale of portfolio investments. The Company has repaid the $1,000,000 loan and estimates that it will have adequate funds to meet its corporate, administrative and property obligations for the coming year.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.